UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 24, 2026	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

On February 24, 2026, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS) held the 14th meeting of its 11th Board of Directors (the “Board”), at which time the following matters were resolved with public announcements made in Taiwan regarding such resolutions:

1.
The Company’s consolidated financial statements for the year ended December 31, 2025;
2.
Distribution of cash to shareholders from capital surplus;
3.
Convention of the 2026 annual shareholders’ meeting (the “2026 AGM”); and
4.
Approval of the release of managerial officers from the restriction of engaging in competitive activities in accordance with Article 32 of the Company Act.

With respect to resolution 1, the Company’s consolidated results for the year ended December 31, 2025 include:

- operating revenue of NT$23,932,900 thousand,

- gross profit from operations of NT$2,592,416 thousand,

- operating profit of NT$1,142,693 thousand,

- profit before income tax of NT$587,277 thousand,

- profit of NT$495,117 thousand,

- profit attributable to equity holders of the Company of NT$495,117 thousand,

- basic earnings per share of NT$0.70; and

as of December 31, 2025,

- total assets of NT$45,352,421 thousand,

- total liabilities of NT$21,344,058 thousand,

- equity attributable to equity holders of the Company of NT$24,008,363 thousand.

With respect to resolution 2, the Board resolved that NT$1.23 per share will be distributed from capital surplus to the shareholders in cash. The total amount of cash to be distributed to shareholders is NT$860,979,245. If any future event affects the total number of the Company’s outstanding shares (for example, the Company repurchases shares) and causes changes in the total number of the Company’s outstanding shares, the Chairman is authorized to adjust the distribution ratio based on the total amount of distribution approved at the 2026 AGM and the actual number of the Company’s outstanding shares as of the record date. No appropriation from earnings.

With respect to resolution 3, the Board resolved that the 2026 AGM will be convened on May 26, 2026 at Hsinchu Science Park Life Hub, Einstein Hall (2F, No. 1, Industry E. 2nd Rd., Hsinchu Science Park, Hsinchu City, Taiwan). The matters for convening the 2026 AGM are as follows:

(1)
Report Items:
i.
Company’s business report for the year ended December 31, 2025;
ii.
Audit Committee’s review report of the financial statements for the year ended December 31, 2025;
iii.
Report of the status of distributable compensation for employees and remuneration for directors for the year ended December 31, 2025; and
iv.
Report of the repurchase of shares.

(2)
Matters for Ratification:
i.
Adoption of the business report and financial statements for the year ended December 31, 2025; and
ii.
Adoption of the earnings distribution plan for the year ended December 31, 2025.
(3)
Matters for Discussion:

i.
Cash distributed from capital surplus; and
ii.
Release of restriction under Article 209 of the Company Act prohibiting of the Board of Directors from participation in businesses competing with the Company.
(4)
Book closure starting date: March 28, 2026.
(5)
Book closure ending date: May 26, 2026.
(6)
Proposals for discussion at the 2026 AGM submitted from March 20, 2026 to March 30, 2026 and the place designated for accepting such proposal is the Company (address: No. 1, R&D Rd. 1, Hsinchu Science Park, Hsinchu City, Taiwan).

With respect to resolution 4, the Board resolved to appoint Mr. Min-Chang Xue, Assistant President of the Company, as the Company’s representative to stand for the re-election of directors (as a director candidate) at the shareholders’ meeting of Daypower Energy Co., Ltd. According to Article 32 of Taiwan’s Company Act, a managerial officer of a company shall not concurrently serve as a managerial officer of another company, nor shall he or she engage, for his or her benefit or for the benefit of others, in any business which is the same as that of the company appointing him or her, unless consent of such concurrent service is approved by a majority of the directors present in a meeting attended by the majority of directors of that company. Accordingly, the Board resolved to grant its consent to Mr. Min-Chang Xue to be elected as a director of Daypower Energy Co., Ltd. as the Company’s representative.